Scorr A. TSCHIRGI, CHARTERED
209 WEST MAIN STREET
BOISE, IDAHO 83702
PHONE: 208-287-8200 | FAX: 208-287-8202

SCOIT A. TSCHIRGI
JAYNE T. DAVIS*
*ALSO LICENSED IN OREGON

SCOIT A. TSCHIRGI
DIRECT DIAL: 20&287-5554
EMAIL: SAT@SATCHARTERED.COM

April1 3, 2012

APR 1 7 2012
Washington, DC 20549

Michael R. Clampitt
Jessica Livingston
Division of Corporatio n Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re: Idaho Mutual Trust Commu nity Finance Co-op, LLC
Regulation A Offe ring Statement on Form 1-A
Filed October 31, 20 II
File No. 024-1 03 11

Dear Mr. Clampitt and Ms. Livingston:

Enclosed is a letter dated April 3, 2012, from Idaho Mutual Trust Community Finance Co-op, LLC, regard ing their changes and responses to the comments con tained in you r letter of March 30, 2012. You will note that their letter references a "key" to the changes in the Offeri ng. The page numbers referen ced in the "key" are only to the page numbers of the redlined version of the Offering.

I am enclosing per Ms. Livingsto n's request, five (5) redlined copies of the Offering as well as three (3) clean copies of the Offering.

If you have any questions, please feel free to contact me.

Very truly yours,

Scott A. Tschirgi

SAT:gds
enclosures
cc: client